Filed pursuant to Rule 424(b)(1)
Registration No. 333-186872

PROSPECTUS

39,500,000 Shares

GLOBALSTAR, INC.

Voting Common Stock

This prospectus relates to the disposition from time to time of up to 39,500,000 shares of our voting common stock, which are held or may be held by the selling stockholder named in this prospectus. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.

The selling stockholder identified in this prospectus, or its permitted transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices. We provide more information about how the selling stockholder may sell its shares of common stock in the section entitled “Plan of Distribution” beginning on page 11 of this prospectus. We will not be paying any underwriting discounts or commissions in connection with any offering of common stock under this prospectus.

Our common stock is quoted on the OTCQB under the symbol “GSAT.” The last reported sale price of our common stock on the OTCQB on July 25, 2013 was $0.64 per share.

Investing in our common stock involves a high degree of risk. Please see the sections entitled “Risk Factors” on page 4 of this prospectus and “Part I — Item 1A Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 5, 2013

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission, or the SEC, using the “shelf” registration process. Under this process, the selling stockholder may from time to time, in one or more offerings, sell the common stock described in this prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus (as supplemented and amended). We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date regardless of the time of delivery of the prospectus or any sale of our common stock.

We urge you to read carefully this prospectus (as supplemented and amended), together with the information incorporated herein by reference as described under the heading “Information Incorporated by Reference,” before deciding whether to invest in any of the common stock being offered.

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FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and is subject to the safe harbor created by that section. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for product development and cooperative arrangements, future operations, financing needs or plans of Globalstar, as well as assumptions relating to the foregoing. The words “anticipate,” “believe,” “estimate,” “expect,” “goal,” “may,” “plan,” “project,” “will,” and similar expressions identify forward-looking statements, which speak only as of the date the statement was made.

These forward looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward looking statements. Forward-looking statements, such as the statements regarding our ability to develop and expand our business, our anticipated capital spending (including for future satellite procurements and launches), our ability to manage costs, our ability to exploit and respond to technological innovation, the effects of laws and regulations (including tax laws and regulations) and legal and regulatory changes, the opportunities for strategic business combinations and the effects of consolidation in our industry on us and our competitors, our anticipated future revenues, our anticipated financial resources, our expectations about the future operational performance of our satellites (including their projected operational lives), the expected strength of and growth prospects for our existing customers and the markets that we serve, commercial acceptance of new products, problems relating to the ground-based facilities operated by us or by independent gateway operators, worldwide economic, geopolitical and business conditions and risks associated with doing business on a global basis and other statements contained or incorporated by reference in this prospectus regarding matters that are not historical facts, involve predictions. Risks and uncertainties that could cause or contribute to such differences include, without limitation, those in “Risk Factors” of this prospectus. We do not intend, and undertake no obligation, to update any of our forward-looking statements after the date of this prospectus to reflect actual results or future events or circumstances.

RECENT DEVELOPMENTS

On May 20, 2013, we entered into an Exchange Agreement dated as of May 20, 2013 (the “Exchange Agreement”) with the beneficial owners and investment managers for beneficial owners (whom we refer to collectively as the “Exchanging Note Holders”) of approximately 91.5% of our then outstanding 5.75% Convertible Senior Notes due 2028 (the “5.75% Notes”) and completed the transactions contemplated by the Exchange Agreement. The terms of the Exchange Agreement were determined by extensive arm’s-length negotiations among us and the Exchanging Note Holders. Additionally, we entered into an Equity Commitment, Restructuring Support and Consent Agreement (the “Consent Agreement”) with Thermo Funding Company LLC (“Thermo”), a limited liability company controlled by James Monroe III, our principal shareholder, Chairman and Chief Executive Officer, the bank serving as facility agent, security agent and Chef de File (the “Agent”) under the COFACE Facility Agreement dated as of June 5, 2009, which is our senior secured credit facility (the “Facility”), and the lenders who are parties to the Facility (the “Lenders”).

A summary of the transactions is set forth below. For additional information, see our Current Report on Form 8-K filed on May 20, 2013.

The Consent Agreement

In addition to the Lenders’ consent to the transactions contemplated by the Exchange Agreement, the Consent Agreement, which was approved by COFACE and the Lenders’ credit committees, contains a term sheet summarizing certain principal terms for the restructured Facility. Completion of the restructured Facility is subject to the execution of definitive documentation, receipt by each of the Lenders and COFACE of final credit approval and satisfaction of the conditions precedent set forth therein.

Pursuant to the Consent Agreement, Thermo agreed that it would make, or arrange for third parties to make, cash contributions to us in exchange for equity, subordinated convertible debt or other equity-linked securities as follows:

•	At the closing of the exchange transaction and thereafter each week until no later than July 31, 2013, an amount sufficient to enable the Company to maintain a consolidated unrestricted cash balance of at least $4.0 million;
•	At the closing of the exchange transaction, $25.0 million to satisfy all cash requirements associated with the exchange transaction, including agreed principal and interest payments to the holders of the 5.75% Notes as contemplated by the Exchange Agreement, with any remaining portion being retained by us for working capital and general corporate purposes;
•	Contemporaneously with, and as a condition to the closing of, any restructuring of the Facility, $20.0 million (less any amount contributed pursuant to the commitment described above with respect to our minimum cash balance);
•	Subject to the prior closing of the Facility restructuring, on or prior to December 26, 2013, $20.0 million; and
•	Subject to the prior closing of the Facility restructuring, on or prior to December 31, 2014, $20.0 million, less the amount by which the aggregate amount of cash received by us under the first, third and fourth commitments described above exceeds $40 million.

In the aggregate, Thermo has agreed to fund or arrange $85.0 million of capital as described above.

We, Thermo, the Lenders and the Agent agreed to use commercially reasonable efforts to take any and all necessary and appropriate actions in furtherance of the consummation of a restructuring of the Facility.

The Exchange Agreement

Pursuant to the Exchange Agreement, the Exchanging Note Holders surrendered their 5.75% Notes (the “Exchanged Notes”) to us for cancellation in exchange for:

•	Approximately $13.5 million in cash, with respect to the principal amount of the Exchanged Notes, plus approximately $0.5 million in cash, equal to all accrued and unpaid interest on the Exchanged Notes from April 1, 2013 to the closing;
•	Approximately 30.3 million shares of our voting common stock; and
•	Approximately $54.6 million principal amount of our new 8.0% Convertible Senior Notes due April 1, 2028 (the “New Notes”), with an initial conversion price of $0.80 per share, subject to adjustment as described below.

In the Exchange Agreement, we also agreed that, if we grant certain liens to Mr. Monroe or his affiliates in connection with future financing transactions, the Exchanging Note Holders may participate in such transactions in an amount up to 50% of the participation of Mr. Monroe and his affiliates.

Pursuant to the Exchange Agreement, we also cured outstanding defaults existing under the 5.75% Notes by:

•	Cancelling the Exchanged Notes as described above;
•	Depositing with the Trustee approximately $2.1 million, an amount equal to the interest due on all of the 5.75% Notes on April 1, 2013 and accumulated interest thereon, for distribution to the holders of record of the 5.75% Notes as of March 15, 2013;
•	Depositing with the Trustee approximately $6.3 million, an amount equal to the principal amount of the 5.75% Notes (other than the Exchanged Notes) and interest thereon from April 1, 2013 to June 26, 2013 and directing the Trustee to pay such amounts to the holders of the 5.75% Notes (other than the Exchanged Notes); and
•	Agreeing that, within five business days after the closing of the exchange transaction, we would deliver a redemption notice to the Trustee providing for the redemption of the remaining 5.75% Notes.

The New Notes

The New Notes were issued pursuant to the Fourth Supplemental Indenture, dated as of May 20, 2013, between us and the Trustee (the “New Indenture”). The aggregate principal amount of the New Notes was limited to approximately $54.6 million, plus additional New Notes issued in payment of interest as described below. The New Notes may be issued in denominations of $1.00 and multiples thereof.

The material terms of the New Notes are as follows:

Maturity.  The principal amount of the New Notes is payable on April 1, 2028, subject to prior repayment as described below. There is no sinking fund for the benefit of the New Notes.

Interest.  Interest on the New Notes is payable at the rate of 8% per annum, of which 2.25% will be paid by the issuance of additional New Notes and the balance in cash. Interest will be payable on April 1 and October 1 of each year, commencing October 15, 2013, to holders of record of the New Notes on the preceding March 15 and September 15.

Redemption.  Subject to certain conditions set forth in the New Indenture, including prior approval of the Majority Lenders (as defined in the Facility), we may redeem the New Notes, in whole or in part, on December 10, 2013, if the average price of the Company’s common stock for the 30-day period ending November 29, 2013 is less than $0.20, at a price equal to the principal amount of the New Notes to be redeemed plus an amount equal to 32% of such principal amount minus all interest which is paid on the New Notes prior to their redemption. We may also redeem the New Notes, in whole or in part, at any time on or after April 1, 2018, at a price equal to the principal amount of the New Notes to be redeemed plus all accrued and unpaid interest thereon.

Purchase by the Company at the Option of a Holder.  A holder of New Notes has the right, at the Holder’s option, to require us to purchase some or all of the New Notes held by it on each of April 1, 2018 and April 1, 2023 at a price equal to the principal amount of the New Notes to be purchased plus accrued and unpaid interest.

Purchase by the Company at the Option of a Holder upon a Fundamental Change.  A holder of the New Notes has the right, at the holder’s option, to require us to purchase some or all of the New Notes held by it at any time if there is a Fundamental Change. A Fundamental Change occurs if our common stock ceases to be traded on a stock exchange or an established over-the-counter market or there is a change of control of us. If there is a Fundamental Change, the price of any New Notes purchased by us will be equal to its principal amount plus accrued and unpaid interest and a Fundamental Change Make-Whole Amount calculated as provided in the New Indenture.

Conversion.  Subject to the procedures for conversion and other terms and conditions of the New Indenture, a holder may convert its New Notes at its option at any time prior to the close of business on the business day immediately preceding April 1, 2028, into shares of common stock (or, at our option, cash in lieu of all or a portion thereof, provided that, under the Facility, we may pay cash only with the consent of the Majority Lenders).

The initial base conversion rate is 1,250 shares of common stock per $1,000 principal amount of New Notes (equivalent to a price of $0.80 per share), subject to adjustment as provided in the New Indenture. Upon conversion, the holder will be entitled to receive shares of common stock, cash or a combination thereof (provided that, under the Facility, we may pay cash only with the consent of the Majority Lenders), in such amounts and subject to terms and conditions set forth in the New Indenture. We will pay cash in lieu of fractional shares otherwise issuable upon conversion of the New Notes as specified in the Indenture.

In addition, a holder may elect to convert up to 15% of its New Notes on each of July 19, 2013 and March 20, 2014. If a holder elects to convert on either of those dates, it will receive, at our option, either cash (provided that, under the Facility, we may pay cash only with the consent of the Majority Lenders) or shares of our common stock equal to the principal amount of the New Notes to be converted plus accrued interest divided by the lower of the average price of the common stock in a specified period and $0.50. Approximately $7.9 million principal amount of New Notes were converted on July 19, 2013.

The base conversion rate may be adjusted on each of April 1, 2014 and April 1, 2015 based on the average price of our common stock in the 30-day period ending on that date. If the base conversion rate is adjusted on April 1, 2014, we also will provide additional consideration to the holders of the New Notes in an amount equal to 25% of the principal amount of the outstanding New Notes, payable in equity or cash at our election (provided, under the Facility, that we may pay cash only with the consent of the Majority Lenders). That consideration will not reduce the principal amount of the New Notes or any interest otherwise payable on the New Notes.

The New Indenture also provides for other customary adjustments of the base conversion rate, including upon the Company’s sale of additional equity securities at a price below the then applicable conversion price. If a New Note is converted after May 20, 2014 or in connection with a Make Whole Fundamental Change, the holder may be entitled to receive additional shares of common stock as a make-whole premium as provided in the Indenture.

Covenants; Liens.  The New Indenture provides that we and our subsidiaries may not, with specified exceptions, including the liens securing the Facility and liens approved in writing by the Agent, create, incur, assume or suffer to exist any lien on any of their assets, provided that if we or any of our subsidiaries creates, incurs or assumes any lien which is junior to the most senior lien securing the Facility (other than a lien pursuant to a restructuring of the Facility in which Thermo and its affiliates do not participate as a secured lender), we must promptly issue to the holders of the New Notes $3,590,200 (representing 5.0% of the principal amount of the 5.75% Notes) of our common stock.

Covenants; Guarantees.  The New Indenture requires that on or before December 31, 2013, but subject to the conditions described below, we must cause all of our subsidiaries that guaranty our obligations under the Facility or any notes of another series issued under the Base Indenture to execute and deliver to the Trustee a guaranty of our obligations under the New Notes in the form attached to the New Indenture. The subsidiaries’ obligations under the guaranty will be subordinated to their obligations under their guaranty of the Facility. The execution and delivery of the guaranty is conditioned on the prior completion of the restructuring of the Facility, the absence of any payment default under the Facility, and the absence of any breach by Thermo of its obligations to provide funds to us (the “Contribution Obligations”) as required by the Consent Agreement (or, as applicable, the anticipated corresponding provision in the restructured Facility) described above. If the guaranty agreement is not executed and delivered on or before December 31, 2013, we must by January 2, 2014, issue to the holders of the New Notes approximately 11.2 million shares of our common stock. The issuance of these shares will not reduce the principal of the New Notes or interest otherwise payable by us with respect to the New Notes and will not relieve its subsidiaries of the obligation to execute and deliver the guaranty at a later date if the conditions described above are then met.

Events of Default.  The New Indenture provides for customary events of default.

The Common Stock Purchase Agreement

On May 20, 2013, we and Thermo entered into a Common Stock Purchase Agreement pursuant to which Thermo purchased 78,125,000 shares of our common stock for $25.0 million ($0.32 per share). Thermo also agreed to purchase additional shares of common stock at $0.32 per share as and when required to fulfill its equity commitment described above to maintain our consolidated unrestricted cash balance at not less than $4.0 million. In furtherance thereof, at the Closing, Thermo purchased an additional 15,625,000 shares of common stock for an aggregate purchase price of $5.0 million. On June 28, 2013, Thermo purchased an additional 28,125,000 shares of common stock for an aggregate purchase price of $9.0 million. The shares were issued to Thermo as non-voting common stock on July 8, 2013.

The terms of the Common Stock Purchase Agreement were approved by a special committee of the Company’s board of directors consisting solely of the Company’s unaffiliated directors, which was represented by independent legal counsel and which determined that the terms were fair and in the best interests of the Company and its shareholders.

RISK FACTORS

You should carefully consider the specific risks set forth under the caption “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment.

USE OF PROCEEDS

The selling stockholder will receive all of the net proceeds from sales of the common stock sold pursuant to this prospectus.

COMMITTED EQUITY LINE FINANCING

On December 28, 2012, we entered into a common stock purchase agreement, which we refer to in this prospectus as the Purchase Agreement, with Terrapin Opportunity, L.P. (“Terrapin”) providing for a financing arrangement that is sometimes referred to as a committed equity line financing facility. The Purchase Agreement provides that, upon the terms and subject to the conditions in the Purchase Agreement, Terrapin is committed to purchase up to $30 million of shares of our voting common stock over the 24-month term of the Purchase Agreement under certain specified conditions and limitations. In no event may Terrapin purchase any shares of our common stock which, when aggregated with all other shares of our common stock then beneficially owned by Terrapin and its affiliates, would result in the beneficial ownership by Terrapin or any of its affiliates of more than 9.9% of the then outstanding shares of our voting common stock. This beneficial ownership limitation may not be waived by the parties.

From time to time over the term of the Purchase Agreement, and in our sole discretion, we may present Terrapin with draw down notices requiring Terrapin and its affiliates to purchase a specified dollar amount of shares of our voting common stock, based on the price per share over 10 consecutive trading days (the “Draw Down Period”), with the total dollar amount of each draw down subject to certain agreed-upon limitations based on the market price of our common stock at the time of the draw down (which may not be waived or modified). In addition, in our sole discretion, but subject to certain limitations, we may require Terrapin to purchase a percentage of the daily trading volume of our voting common stock for each trading day during the Draw Down Period. We are allowed to present Terrapin or any of its affiliates with up to 36 draw down notices during the term of the Purchase Agreement, with only one such draw down notice allowed per Draw Down Period and a minimum of five trading days required between each Draw Down Period.

Once presented with a draw down notice, Terrapin or any of its affiliates is required to purchase a pro rata portion of the shares on each trading day during the trading period on which the daily volume weighted average price for our voting common stock exceeds a threshold price determined by us for such draw down. The per share purchase price for these shares equals the daily volume weighted average price of our common stock on each date during the Draw Down Period on which shares are purchased, less a discount ranging from 3.5% to 8.0% (which range may not be modified), based on a minimum price we specify. If the daily volume weighted average price of our common stock falls below the threshold price on any trading day during a Draw Down Period, the Purchase Agreement provides that Terrapin will not be required to purchase the pro-rata portion of shares of common stock allocated to that trading day. The obligations of Terrapin under the Purchase Agreement to purchase shares of our common stock may not be transferred to any other party.

Terrapin has agreed that during the term of the Purchase Agreement, neither Terrapin nor any of its affiliates will, directly or indirectly, engage in any short sales involving our securities or grant any option to purchase, or acquire any right to dispose of or otherwise dispose for value of, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or enter into any swap, hedge or other similar agreement that transfers, in whole or in part, the economic risk of ownership of any shares of our common stock, provided that Terrapin will not be prohibited from engaging in certain transactions relating to any of the shares of our common stock that it owns or that it is obligated to purchase under a pending draw down notice.

The sale of the shares to Terrapin under the Purchase Agreement is exempt from registration under the Securities Act of 1933, amended (the “Securities Act”), pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(2) of and Regulation D under the Securities Act.

The Purchase Agreement contains customary representations, warranties and covenants by, among and for the benefit of the parties. Before Terrapin is obligated to purchase any shares of our common stock pursuant to a draw down notice, certain conditions specified in the Purchase Agreement, none of which are in Terrapin's control, must be satisfied, including the following:

•	Each of our representations and warranties in the Purchase Agreement must be true and correct in all material respects.
•	We must have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required to be performed, satisfied or complied with by us.
•	The registration statement of which this prospectus forms a part must be effective under the Securities Act.
•	We must not have knowledge of any event that could reasonably be expected to have the effect of causing the suspension of the effectiveness of the registration statement of which this prospectus forms a part or the prohibition or suspension of the use of this prospectus.
•	We must have filed with the SEC all required prospectus supplements relating to this prospectus and all periodic reports and filings required to be filed by us under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
•	Trading in our common stock must not have been suspended by the SEC, NASDAQ or the Financial Industry Regulatory Authority, or FINRA, and trading in securities generally on the OTC market must not have been suspended or limited.
•	We must have complied with all applicable federal, state and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of the Purchase Agreement and the Registration Rights Agreement (discussed below).
•	No statute, regulation, order, decree, writ, ruling or injunction by any court or governmental authority of competent jurisdiction shall have been enacted, entered, promulgated, threatened or endorsed which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement.
•	No action, suit or proceeding before any arbitrator or any court or governmental authority shall have been commenced or threatened, and no inquiry or investigation by any governmental authority shall have been commenced or threatened seeking to restrain, prevent or change the transactions contemplated by the Purchase Agreement or the Registration Rights Agreement, or seeking material damages in connection with such transaction.
•	The absence of any condition, occurrence, state of facts or event having, or insofar as reasonably can be foreseen would likely have, any effect on our business, operations, properties or financial condition that is material and adverse to us.

There is no guarantee that we will be able to meet the foregoing conditions or any of the other conditions in the Purchase Agreement or that we will be able to draw down any portion of the amounts available under the equity line with Terrapin.

The Purchase Agreement may be terminated at any time by the mutual written consent of the parties. Unless earlier terminated, the Purchase Agreement will terminate automatically on the earlier to occur of (i) the first day of the month next following the 24-month anniversary of the effective date of the registration statement of which this prospectus forms a part (which term may not be extended by the parties) or (ii) the date on which Terrapin purchases the entire commitment amount under the Purchase Agreement. We may terminate the Purchase Agreement on one trading day’s prior written notice to Terrapin, subject to certain conditions. Terrapin may terminate the Purchase Agreement effective upon one trading day prior written notice to us under certain circumstances, including the following:

•	The existence of any condition, occurrence, state of facts or event having, or insofar as reasonably can be foreseen would likely have, any effect on our business, operations, properties or financial condition that is material and adverse to us.
•	The Company enters into an agreement providing for certain types of financing transactions that are similar to the equity line with Terrapin.
•	Certain transactions involving a change in control of the company or the sale of all or substantially all of our assets have occurred.
•	We are in breach or default in any material respect under any of the provisions of the Purchase Agreement or the Registration Rights Agreement, and, if such breach or default is capable of being cured, such breach or default is not cured within 10 trading days after notice of such breach or default is delivered to us.
•	While Terrapin holds any shares issued under the Purchase Agreement, the effectiveness of the registration statement that includes this prospectus is suspended or the use of this prospectus is suspended or prohibited, and such suspension or prohibition continues for a period of 20 consecutive trading days or for more than an aggregate of 60 trading days in any 365-day period, subject to certain exceptions.
•	Trading in our common stock is suspended or our common stock ceases to be listed or quoted on a trading market, and such suspension or failure continues for a period of 20 consecutive trading days or for more than an aggregate of 60 trading days in any 365-day period.
•	We have filed for and/or are subject to any bankruptcy, insolvency, reorganization or liquidation proceedings.

The Purchase Agreement provides that no termination of the Purchase Agreement will limit, alter, modify, change or otherwise affect any of the parties' rights or obligations with respect to any pending draw down notice, and that the parties must fully perform their respective obligations with respect to any such pending draw down notice under the Purchase Agreement, provided all of the conditions to the settlement thereof are timely satisfied. The Purchase Agreement also provides for indemnification of Terrapin and its affiliates in the event that Terrapin incurs losses, liabilities, obligations, claims, contingencies, damages, costs and expenses related to a breach by us of any of our representations and warranties under the Purchase Agreement or the other related transaction documents or any action instituted against Terrapin or its affiliates due to the transactions contemplated by the Purchase Agreement or other transaction documents, subject to certain limitations.

We agreed to pay up to $40,000 of reasonable attorneys' fees and expenses (exclusive of disbursements and out-of-pocket expenses) incurred by Terrapin in connection with the preparation, negotiation, execution and delivery of the Purchase Agreement and related transaction documentation. Further, if we issue a draw down notice and fail to deliver the shares to Terrapin on the applicable settlement date, and such failure continues for 10 trading days, we agreed to pay Terrapin, in addition to all other remedies available to Terrapin under the Purchase Agreement, an amount in cash equal to 2.0% of the purchase price of such shares for each 30-day period the shares are not delivered, plus accrued interest.

In connection with the Purchase Agreement, we entered into a registration rights agreement with Terrapin, which we refer to in this prospectus as the Registration Rights Agreement, pursuant to which we granted to Terrapin certain registration rights related to the shares issuable under the Purchase Agreement. Pursuant to the Registration Rights Agreement, we have filed with the SEC a registration statement, of which this prospectus is a part, relating to the selling stockholder's resale of any shares of voting common stock purchased by Terrapin under the Purchase Agreement. The effectiveness of this registration statement is a condition precedent to our ability to sell common stock to Terrapin under the Purchase Agreement.

We also agreed, among other things, to indemnify Terrapin from certain liabilities and fees and expenses of Terrapin incident to our obligations under the Registration Rights Agreement, including certain liabilities under the Securities Act. Terrapin has agreed to indemnify and hold harmless us and each of our directors, officers and persons who control us against certain liabilities that may be based upon written information furnished by Terrapin to us for inclusion in a registration statement pursuant to the Registration Rights Agreement, including certain liabilities under the Securities Act.

Financial West Group, or FWG, member FINRA/SIPC, served as our placement agent in connection with the financing arrangement contemplated by the Purchase Agreement. We have agreed to pay FWG, upon each sale of our common stock to Terrapin under the Purchase Agreement, a fee equal to $1,500 upon settlement of each such sale. We have agreed to indemnify and hold harmless FWG against certain liabilities, including certain liabilities under the Securities Act.

The foregoing description of the Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and Registration Rights Agreement, copies of which have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

SELLING STOCKHOLDER

This prospectus relates to the possible resale from time to time by the selling stockholder of any or all of the shares of voting common stock that may be issued by us to Terrapin under the Purchase Agreement. For additional information regarding the issuance of common stock covered by this prospectus, see “Committed Equity Line Financing” above. We are registering the shares of voting common stock pursuant to the provisions of the Registration Rights Agreement we entered into with Terrapin on December 28, 2012 in order to permit the selling stockholder to offer the shares for resale from time to time. Except for the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement, Terrapin has not had any material relationship with us within the past three years.

The table below presents information regarding the selling stockholder and the shares of common stock that it may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholder, and reflects holdings as of July 26, 2013. As used in this prospectus, the term “selling stockholder” includes Terrapin and any donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling stockholder as a gift, pledge, or other non-sale related transfer. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of common stock that the selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares in this offering. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which the selling stockholder has voting and investment power. The percentage of shares of common stock beneficially owned by the selling stockholder prior to the offering shown in the table below is based on an aggregate of 404,145,925 shares of our common stock outstanding on July 22, 2013. Because the purchase price of the shares of common stock issuable under the Purchase Agreement is determined on each settlement date, the number of shares that may actually be sold by the Company under the Purchase Agreement may be fewer than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering(3)
	Number(1)	Percent(2)		Number	Percent
Terrapin Opportunity, L.P.(4)	-0-	*	39,500,000	-0-	*

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)	In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares that Terrapin may be required to purchase under the Purchase Agreement because the issuance of such shares is solely at our discretion and is subject to certain conditions, the satisfaction of all of which are outside of Terrapin’s control, including the registration statement of which this prospectus is a part becoming and remaining effective. Furthermore, the maximum dollar value of each put of common stock to Terrapin under the Purchase Agreement is subject to certain agreed upon threshold limitations set forth in the Purchase Agreement, which are based on the market price of our common stock at the time of the draw down and, if we determine in our sole discretion, a percentage of the daily trading volume of our common stock during the Draw Down Period as well. Also, under the terms of the Purchase Agreement, we may not issue shares of our common stock to Terrapin to the extent that Terrapin or any of its affiliates would, at any time, beneficially own more than 9.9% of our outstanding voting common stock. This beneficial ownership limitation may not be amended or waived by the parties.

(2)	Applicable percentage ownership is based on 404,145,925 shares of our common stock outstanding as of July 22, 2013.
(3)	Assumes the sale of all shares being offered pursuant to this prospectus.
(4)	The business address of Terrapin is 4th Floor, Rodus Building, P.O. Box 765, Road Town, Tortola, British Virgin Islands. Terrapin’s principal business is that of an international asset manager. We have been advised that Terrapin is not a member of the Financial Industry Regulatory Authority, or FINRA, or an independent broker-dealer, and that neither Terrapin nor any of its affiliates is an affiliate or an associated person of any FINRA member or independent broker-dealer. Graham J. Farinha and Peter W. Poole are directors of Terrapin and have voting control and investment discretion over securities owned by Terrapin. The foregoing should not be construed in and of itself as an admission by Mr. Farinha or Mr. Poole as to beneficial ownership of the securities owned by Terrapin.

PLAN OF DISTRIBUTION

We are registering shares of our voting common stock that may be issued by us from time to time to Terrapin under the Purchase Agreement to permit the resale of these shares of common stock after the issuance thereof by the selling stockholder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholder of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholder may decide not to sell any shares of common stock. The selling stockholder may sell all or a portion of the shares of common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholder may arrange for other broker-dealers to participate. Terrapin is an “underwriter” within the meaning of the Securities Act. Any brokers, dealers or agents who participate in the distribution of the shares of common stock by the selling stockholder may also be deemed to be “underwriters,” and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Terrapin has advised us that it will use an unaffiliated broker-dealer to effectuate all resales of our common stock. To our knowledge, Terrapin has not entered into any agreement, arrangement or understanding with any particular broker-dealer or market maker with respect to the shares of common stock offered hereby, nor do we know the identity of the broker-dealers or market makers that may participate in the resale of the shares. Because Terrapin is, and any other selling stockholder, broker, dealer or agent may be deemed to be, an “underwriter” within the meaning of the Securities Act, Terrapin will (and any other selling stockholder, broker, dealer or agent may) be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of the Securities Act (including, without limitation, Sections 11, 12 and 17 thereof) and Rule 10b-5 under the Exchange Act.

The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market in accordance with the rules of NASDAQ;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling stockholder may also sell shares of common stock covered by this prospectus pursuant to Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholder may transfer the shares of common stock by other means not described in this prospectus.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholder (and, if they act as agent for the purchaser of such shares, from such purchaser). Terrapin has informed us that each such broker-dealer will receive commissions from Terrapin which will not exceed customary brokerage commissions. Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in one or more transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above and pursuant to the one or more of the methods described above) at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus or a supplemental prospectus will be filed, disclosing:

•	the name of any such broker-dealers;
•	the number of shares involved;
•	the price at which such shares are to be sold;
•	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;
•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and
•	other facts material to the transaction.

Terrapin has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Pursuant to a requirement of the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount and other compensation to be received by any FINRA member or independent broker-dealer shall not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to Rule 415 under the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling stockholder and any other person participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder (including, without limitation, Regulation M of the Exchange Act), which may restrict certain activities of, and limit the timing of purchases and sales of any of the shares of common stock by, the selling stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making and certain other activities with respect to the shares of common stock. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the shares of common stock in the market. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We have agreed to pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $90,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “Blue Sky” laws; provided, however, Terrapin will pay all selling commissions, concessions and discounts, and other amounts payable to underwriters, dealers or agents, if any, as well as transfer taxes and certain other expenses associated with the sale of the shares of common stock. We have agreed to indemnify Terrapin and certain other persons against certain liabilities in connection with the offering of shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Terrapin has agreed to indemnify us against liabilities under the Securities Act that may arise from any written information furnished to us by Terrapin specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

At any time a particular offer of the shares of common stock is made by the selling stockholder, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the Securities and Exchange Commission to reflect the disclosure of any required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

DESCRIPTION OF OUR CAPITAL STOCK

The following summary of certain provisions of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by our amended and restated certificate of incorporation which is incorporated in this prospectus by reference to our Current Report on Form 8-K filed September 29, 2009 and by our bylaws which are incorporated in this prospectus by reference to our quarterly report on Form 10-Q for the quarter ended September 31, 2006.

Until March 17, 2006, we operated as a Delaware limited liability company. As such the rights of our members were governed by the Delaware Limited Liability Company Act and the provisions of our limited liability company agreement which reflected various negotiations and agreements among Thermo Capital Partners LLC (together with its affiliates, “Thermo”), the creditors of our predecessor Globalstar, L.P. and others. The limited liability company agreement expressly permitted our conversion into a Delaware corporation provided that various provisions of the limited liability company agreement, including those dealing with election of directors, voting rights, preemptive rights and “tag along” rights, were incorporated into our certificate of incorporation. On March 17, 2006, we converted into a Delaware corporation. Our certificate of incorporation authorized the issuance of three series of common stock consisting of 300 million shares of Series A common stock, 20 million shares of Series B common stock and 480 million shares of Series C common stock. Each series of common stock had equivalent dividend and liquidation rights, but differing voting rights with respect to the election of directors, amendments to the certificate of incorporation and approval of certain transactions. Thermo held all of the Series C common stock, which entitled it to elect a majority of our directors. As required by our limited liability company agreement, our certificate of incorporation also restricted transfer of our common stock without approval of our board, granted all stockholders who were accredited investors pre-emptive rights to purchase shares of common stock if we issued additional shares of common stock, subject to certain exceptions, and entitled minority stockholders to participate in certain sales of a majority interest in our stock. The certificate also required that our stock be registered under the Exchange Act by October 13, 2006, which date subsequently was extended until December 31, 2006.

Amendment and Restatement of Certificate of Incorporation and Bylaws

In October 2006, our stockholders adopted an amended and restated certificate of incorporation and amended and restated bylaws to complete changes necessary to complete our initial public offering. In September 2009, we filed amendment #1 to the amended and restated certificate of incorporation that increased the number of authorized shares of our stock from 900,000,000 to 1,100,000,000 shares, of which the number of shares designated as voting common stock was increased from 800,000,000 to 865,000,000 and the number of shares designated as nonvoting common stock was 135,000,000; we maintained the ability to issue up to 100,000,000 shares of preferred stock of one or more classes or series, as described below. In July 2013, we filed amendment #2 to the amended and restated certificate of incorporation that increased the number of authorized shares of our stock from 1,100,000,000 to 1,700,000,000 shares, of which the number of shares designated as voting common stock was increased from 865,000,000 to 1,200,000,000 and the number of shares designated as nonvoting common stock was increased from 135,000,000 to 400,000,000. The number of shares of preferred stock remained unchanged at 100,000,000.

The following summary of the material terms and provisions of our capital stock is qualified in its entirety by reference to the forms of our amended and restated certificate of incorporation, as amended, and bylaws, copies of which may be obtained upon request. See “Where You Can Find Additional Information.”

Common Stock

General.  We are authorized to issue 1.2 billion shares of voting common stock, par value $0.0001 per share, and 400 million shares of nonvoting common stock, par value $0.0001 per share. All outstanding shares of common stock are, and all shares of common stock to be issued upon exercise of any warrants offered hereby will be, fully-paid and nonassessable. As of December 31, 2012, we had 110 stockholders of record of our voting common stock and one stockholder of record of our nonvoting common stock.

The nonvoting common stock has identical rights and privileges, including dividend and liquidation rights, as our voting common stock, except that holders of nonvoting common stock are not be entitled to vote on any election or removal of our directors. Holders of nonvoting common stock have the right to convert the shares into voting common stock upon (i) the discretion of any holder; provided, however, that if the holder is Thermo, conversion will not be permitted if it would cause Thermo to own directly or indirectly voting stock in the election of directors representing 70% or more of the total voting power of all our outstanding voting stock having power to vote in the election of directors, (ii) the transfer (or, in the case of a transfer pursuant to a registration statement filed with the Securities and Exchange Commission or Rule 144 under the Securities Act of 1933, as amended, the proposed transfer) of such share of nonvoting common stock by the holder thereof to any transferee other than Thermo, (iii) our merger or consolidation with or into any other corporation (except a subsidiary of ours or of Thermo) or (iv) the sale of all or substantially all of our assets.

Dividends.  Subject to preferences that may be granted to holders of any preferred stock and restrictions under our credit agreement, the holders of our common stock will be entitled to dividends as may be declared from time to time by the board of directors from funds available therefor.

Voting Rights.  Except as noted above with regard to our nonvoting common stock, each share of common stock entitles its holder to one vote on all matters to be voted on by the stockholders. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Generally, all matters to be voted on by the stockholders must be approved by a majority or, in the case of the election of directors, by a plurality, of the votes present in person or by proxy and entitled to vote.

Preemptive Rights.  Holders of common stock do not have preemptive rights with respect to our issuance and sale of additional shares of common stock or other equity securities of the company.

Liquidation Rights.  Upon our dissolution, liquidation or winding-up, the holders of shares of common stock will be entitled to receive our assets available for distribution proportionate to their pro rata ownership of the outstanding shares of common stock.

Preferred Stock

Our board of directors has the authority, without further action of our stockholders, to issue up to 100 million shares of preferred stock, par value $0.0001 per share, in one or more series, to determine the number of shares constituting and the designation of each series and to fix the powers, preferences, rights and qualifications, limitations or restrictions thereof, which may include dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences. There are no restrictions on the repurchase or redemption of preferred stock by Globalstar in the event of any arrearage in the payment of dividends or sinking fund installments.

On June 19, 2009, we entered into a Conversion Agreement with Thermo Funding Company LLC whereby Thermo Funding agreed to exchange all of the approximately $180 million of outstanding secured debt (including accrued interest) owed to it by us under the Second Amended and Restated Credit Agreement dated as of December 17, 2007, as amended, for one share of Series A Convertible Preferred Stock (the “Series A Preferred”). We filed a certificate of designation for the Series A Preferred on the same day. In December 2009, the one share of Series A Preferred was converted into 109,424,034 shares of voting common stock and 16,750,000 shares of non-voting common stock. We may not issue additional shares of Series A Preferred or create any other class or series of capital stock that ranks senior to or on parity with the Series A Preferred without the consent of Thermo Funding.

The issuance of preferred stock could adversely affect the holders of common stock. The potential issuance of preferred stock may discourage bids for shares of our common stock at a premium over the market price of our common stock, may adversely affect the market price of shares of our common stock and may discourage, delay or prevent a change of control. We have no current plans to issue any shares of preferred stock.

Anti-takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws and of Delaware General Corporation Law

The provisions of the Delaware General Corporation Law and our amended and restated certificate of incorporation and bylaws summarized below may have the effect of discouraging, delaying or preventing a hostile takeover, including one that might result in a premium being paid over the market price of our common stock, and discouraging, delaying or preventing changes in our control or management.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws provide that:

•	if Thermo does not own a majority of our outstanding capital stock entitled to vote in the election of directors, no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;
•	if Thermo does not own a majority of our outstanding capital stock entitled to vote in the election of directors, the approval of holders of 66 2/3% of the shares then entitled to vote in the election of directors will be required to adopt, amend or repeal our amended and restated certificate of incorporation or bylaws;
•	our board of directors is expressly authorized to make, alter or repeal our bylaws;
•	stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;
•	our board of directors is divided into three classes of service with staggered three-year terms, meaning that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;
•	our board of directors is authorized to issue preferred stock without stockholder approval;
•	if Thermo does not own a majority of our outstanding capital stock entitled to vote in the election of directors, directors may only be removed for cause by the holders of 66 2/3% of the shares then entitled to vote in the election of directors; and
•	we will indemnify directors and certain officers against losses they may incur in connection with investigations and legal proceedings resulting from their service to us, which may include services in connection with takeover defense measures.

The anti-takeover and other provisions of our certificate of incorporation and by-laws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” for three years after the person becomes an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include (a) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person. Thermo is not an “interested stockholder” because it acquired more than 15% of our outstanding stock prior to the completion of our IPO.

For purposes of Section 203, the term “business combinations” includes mergers, consolidations, asset sales or other transactions that result in a financial benefit to the interested stockholder and transactions that would increase the interested stockholder's proportionate share ownership of our company.

Under some circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with us. Although our stockholders have the right to exclude us from the restrictions imposed by Section 203, they have not done so. Section 203 may encourage companies interested in acquiring us to negotiate in advance with the board of directors, because the requirement stated above regarding stockholder approval would be avoided if a majority of the directors approves, prior to the time the party became an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Limitation of Liability of Directors

Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

•	for any breach of the director's duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; and
•	for any transaction from which the director derived an improper personal benefit.

Market for Trading

Our common stock is quoted on the OTCQB under the trading symbol “GSAT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services LLC.

NAMED EXPERTS AND COUNSEL

Legal Opinion

For the purpose of this offering, Taft Stettinius & Hollister LLP, Cincinnati, Ohio is giving its opinion on the validity of the securities offered hereby.

Experts

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov and on our website at http://www.globalstar.com/investors. The documents available on, and the contents of, our website are not incorporated by reference into this Registration Statement.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. We incorporate by reference the following information or documents that we have filed with the SEC:

•	Our annual report on Form 10-K and 10-K/A for the year ended December 31, 2012;
•	Our quarterly report on Form 10-Q filed with the SEC on May 10, 2013; and
•	Our current reports on Form 8-K filed with the SEC on May 14, 2013 and May 20, 2013.

Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct written requests to: LHA Investor Relations, Attention: Jody Burfening & Carolyn Cappaccio, 800 Third Avenue, 17th Floor, New York, NY 10022 (212) 838-3777.